FORM 6-K
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               of the Securities Exchange Act Of 1934




                  For the month of September, 2002


               GALEN HOLDINGS PUBLIC LIMITED COMPANY
          (Translation of registrant's name into English)

                      Seagoe Industrial Estate
                             Craigavon
                              BT63 5UA
                           United Kingdom
              (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                Form 20-F   X         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                      Yes __           No   X

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               .

                SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Notification  to  the  London  Stock  Exchange  and  the  Irish  Stock  Exchange
concerning (a) the purchase of 150,000 ordinary shares by Galen Trustees Limited, as trustee of the Galen Holdings PLC Employee Benefit Trust, on 23 August 2002; (b) the purchase of 250,000 ordinary shares for cancellation on 6 September 2002; (c) the transfer of John King's entire shareholding of 14,475,306 10p ordinary shares to Arindale Investments Limited at nil value on 9 September 2002; (d) the purchase of 350,000 ordinary shares for cancellation on 20 September 2002; and (e) the purchase of 1,000,000 ordinary shares for cancellation on 25 September 2002.

                                   Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

26 September 2002                  Galen Holdings PLC

                                   /s/                           .
                                   Name:  Anthony D. Bruno
                                      Title:  Sr. Vice President,
                                        Corporate Development and General
                                        Counsel



<NEWS RELEASE>

23 August 2002

Galen Holdings PLC - (NASDAQ:  GALN)

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA

                              DIRECTORS' INTERESTS

Galen Trustees Limited, as trustee of the Galen Holdings PLC Employee Benefit Trust (the "Trust") purchased 150000 ordinary shares in the Company at a price of L4.35 per share on 23 August 2002.

The Company was advised of this transaction on 23 August 2002.

The Trust is a discretionary trust of which all employees and former employees of Galen Holdings PLC and its subsidiaries are potential beneficiaries. Two of the Company's directors, (John King and Geoffrey Elliott) are therefore interested in the shares held in the Trust from time to time in the same way as other employees and former employees of Galen Holdings PLC and its subsidiaries.

                                      # # #

Enquiries:

David Kelly
Galen Holdings PLC    011 44 2838 334974


<NEWS RELEASE>

9 September 2002

Galen Holdings PLC - (NASDAQ:  GALN)

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA,

                           PURCHASE OF OWN SECURITIES

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA . 9 September 2002 . Galen Holdings PLC (LSE: GAL.L, Nasdaq: GALN), the international specialty pharmaceutical company, announced today that on 6th September 2002 it purchased for cancellation 250,000 ordinary shares at a price of 417p per share.

                                      # # #

Enquiries:

David Kelly
Galen Holdings PLC    011 44 2838 334974


<NEWS RELEASE>

10 September 2002

Galen Holdings PLC - (NASDAQ:  GALN)

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA

                      DIRECTOR'S SHAREHOLDING NOTIFICATION

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA . 10 September 2002 .. Galen Holdings PLC (LSE: GAL.L, Nasdaq: GALN) has today received the following notification pertaining to Dr John King's holding in Galen Holdings' shares and dated yesterday:

"I wish to formally notify Galen Holdings PLC that I have today transferred my entire shareholding of 14,475,306 10p Ordinary shares in Galen Holdings PLC to Arindale Investments Limited at nil value. I am the 100% shareholder of Arindale Investments Limited. Accordingly there is no change in the Galen shares beneficially owned by me."

                                      # # #

Enquiries:

David Kelly
Galen Holdings PLC    011 44 2838 334974


<NEWS RELEASE>

23 September 2002

GALEN HOLDINGS PLC - (NASDAQ:  GALN)

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA

                           PURCHASE OF OWN SECURITIES

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA . 23 September 2002 .. Galen Holdings PLC (LSE: GAL, Nasdaq: GALN), the international specialty pharmaceutical company, announced today that on 20th September 2002 it purchased for cancellation 350,000 ordinary shares at a price of 396p per share.

                                      # # #

Enquiries:

David Kelly
Galen Holdings PLC    011 44  2838 334974


<NEWS RELEASE>

25 September 2002

GALEN HOLDINGS PLC - (NASDAQ:  GALN)

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA

                           PURCHASE OF OWN SECURITIES

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA, 25 September 2002. Galen Holdings PLC (LSE:GAL, Nasdaq:GALN), the international specialty pharmaceutical company, announced today that on 25 September 2002 it purchased for cancellation 1,000,000 ordinary shares at a price of 387p per share.

                                      # # #

Enquiries:

David Kelly
Galen Holdings PLC    011 44 2838 334974